PACE | PACIFIC ASIA CHINA ENERGY

May 9, 2008

GREKA China Ltd.
Suite 3308, Two Exchange Square
Central, Hong Kong

**Attention: Randeep Grewal**

Dear Randeep:

**Re: Due Diligence Extension**

We are writing to confirm the agreement that we have reached to further amend Section 4.2(b) of the Arrangement Agreement dated the 27th day of March, 2008, among GREKA China Ltd., GREKA Acquisitions Ltd. and Pacific Asia China Energy Inc., by deleting the words "on or before May 10, 2008", and replacing them with the words "on or before 6:00 pm PST, May 15, 2008".

If the foregoing is in accordance with the agreement we have reached, please so indicate below.

Yours truly,

**PACIFIC ASIA CHINA ENERGY INC.**

Per:______________________
STEVEN KHAN EXEC. VP / DIR

Agreed to this 9th day of May, 2008.

**GREKA CHINA LTD.**

Per:______________________

**GREKA ACQUISITIONS LTD.**

Per:______________________

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